UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42308

CLICK HOLDINGS LIMITED

Unit 709, 7/F., Ocean Centre

5 Canton Road

Tsim Sha Tsui, Kowloon

Hong Kong

Telephone: +852 2691 8900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

On April 14, 2025, Click Holdings Limited (the “Company”) held the Company’s General Meeting (the “GM”) at 10:30 a.m. (Hong Kong time and date) at Unit 709, 7/F., Ocean Centre, 5 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong. On March 18, 2025 (the “Record Date”), the record date for the GM, there were 14,900,000 of the Company’s ordinary shares outstanding and entitled to vote at the GM. 11,837,360 Ordinary Shares, which represented approximately 79.45% of the votes of the outstanding ordinary shares in the Company as of the Record Date, were represented in person or by proxy. Six items of business were acted upon by the Company’s shareholders at the GM, each of which was approved by the Company’s shareholders.

(a)	Proposal 1: By a resolution of members, To change the maximum number of shares the Company is authorized to issue from 500,000,000 shares of one class of US$0.0001 par value (the “Ordinary Shares”) to 500,000,000 shares with no par value each divided into 450,000,000 class A ordinary shares with no par value each (the “Class A Ordinary Shares”); and 50,000,000 class B ordinary shares with no par value each (the “Class B Ordinary Shares”) by re-designating and re-classifying (the “Share Redesignation”):

i.	all the authorized and issued and outstanding Ordinary Shares held by existing shareholders of the Company as of the date hereof (except the 9,811,400 Ordinary Shares held by Circuit Delight Limited), into Class A Ordinary Shares, each conferring the holder thereof one (1) vote per Class A Ordinary Share at a meeting of members of the Company or on any resolution of members and the other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association of the Company to be adopted by the shareholders of the Company at the meeting on a one for one basis;

ii.	the 9,811,400 authorized and issued and outstanding Ordinary Shares held by Circuit Delight Limited into 9,811,400 Class B Ordinary Shares, conferring the holder thereof twenty (20) votes per Class B Ordinary Share at a meeting of members of the Company or on any resolution of members and the other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association of the Company to be adopted by the shareholders of the Company at the meeting on a one for one basis; and

iii.	the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis.

(b)	Proposal 2: By a resolution of members, to amend and restate the Company’s amended and restated memorandum and articles of association by adopting the second amended and restated memorandum and articles of association of the Company (the “Amended M&A”) in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company to reflect the Share Redesignation and to authorize and instruct the registered agent of the Company to (i) file the necessary notice of amendment and the Amended M&A together with a copy (or any necessary extract) of the resolutions of members to be passed by the shareholders of the Company at the meeting, with the Registry of Corporate Affairs of the British Virgin Islands (the “BVI Registrar”), and make any further relevant filings with the BVI Registrar as may be required to effect the Amended M&A; and (ii) update the register of members of the Company to reflect the Share Redesignation.

(c)	Proposal 3: By a resolution of members, to approve the 2025 Equity Incentive Plan and the Hong Kong Sub-Plan.

(d)	Proposal 4: By a resolution of members, to approve that (a) the consolidation of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares at a ratio of not less than one (1)-for-twenty (20) and not more than one (1)-for-thirty (30) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact effective date to be determined by the board of directors of the Company (the “Board of Directors”) in its sole discretion within one year after the date of passing of this resolution (the “Share Consolidation”), provided that no fractional share shall arise from the Share Consolidation, be and is hereby approved; (b) the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share be and is hereby approved and (c) the Board of Directors be and is hereby authorized to do all such acts and things and execute all such documents, including under seal where applicable, as the Board of Directors considers necessary or desirable to give effect to the Share Consolidation and the transactions contemplated thereunder, including determining the exact ratio within the Range and the exact effective date of the Share Consolidation and instructing the registered agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation.

(e)	Proposal 5; By a resolution of members, to approve that subject to and conditional upon the passing of Proposal 4 above in respect of the Share Consolidation, with effect from the effective date of the Share Consolidation, (a) the amendment of the existing second amended and restated memorandum and articles of association of the Company to reflect the Share Consolidation be and is hereby approved; (b) the third amended and restated memorandum and articles of association of the Company (the “Third Amended M&A”) be and are hereby approved and adopted as the new memorandum and articles of association of the Company in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company and (c) any one director of the Company be and is hereby authorized to do all such acts and things and execute all such documents, including under seal where applicable, as he or she may consider necessary or desirable to give effect to the Third Amended M&A and the transactions contemplated thereunder and to attend to or instruct the registered agent or transfer agent (as the case may be) of the Company to attend to (i) the necessary filing of notice of amendment and the Third Amended M&A together with a copy (or any necessary extract) of the resolutions of members to be passed by the shareholders of the Company at the meeting and the subsequent board resolutions to be passed by the board of directors, with the BVI Registrar, and any further relevant filings with the BVI Registrar as may be required to effect the Third Amended M&A; and (ii) update the register of members of the Company to reflect the Share Consolidation.

(f)	Proposal 6: By a resolution of members, to approve to direct the chairman of the general meeting to adjourn the general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 - 5.

The voting results were as follows:

	For	Against	Abstain
Proposal One	11,837,359 (100.00)%	1 (0.00)%	0 (0.00)%
Proposal Two	11,837,359 (100.00)%	1 (0.00)%	0 (0.00)%
Proposal Three	11,837,360 (100.00)%	0 (0.00)%	0 (0.00)%
Proposal Four	11,837,359 (100.00)%	1 (0.00)%	0 (0.00)%
Proposal Five	11,837,359 (100.00)%	1 (0.00)%	0 (0.00)%
Proposal Six	11,837,359 (100.00)%	1 (0.00)%	0 (0.00)%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused their report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2025	CLICK HOLDINGS LIMITED

	By:	/s/ Chan Chun Sing
Chan Chun Sing Chief Executive Officer

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